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                             July 9, 2021

       John Schaible
       Chief Executive Officer
       Quantum FinTech Acquisition Corp
       4221 W. Boy Scout Blvd., Suite 300
       Tampa, FL 33607

                                                        Re: Quantum FinTech
Acquisition Corp
                                                            Form 8-K filed July
9, 2021
                                                            File No. 001-40009

       Dear Mr. Schaible:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed July 9, 2021

       Item 4.02, page 1

   1.                                                   Your disclosure
indicates that the conclusions in May 2021 were discussed with your independent
registered public accounting firm. However, it is not clear if the current determination was also
discussed with your independent accountant. As such, please
                                                        revise your disclosure
to include a statement of whether the audit committee, or the board of directors in the
absence of an audit committee, or authorized officer or officers, discussed with the
registrant   s independent accountant the matters disclosed in the filing pursuant to this Item
4.02(a).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.
 John Schaible
Quantum FinTech Acquisition Corp
July 9, 2021
Page 2



FirstName LastNameJohn Schaible                 Sincerely,
Comapany NameQuantum FinTech Acquisition Corp
                                                Division of Corporation Finance
July 9, 2021 Page 2                             Office of Real Estate &
Construction
FirstName LastName